UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                FORM 10-SB12G/A

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                         Heritage Capital Group, Inc.
                ----------------------------------------------
                (Name of Small Business Issuer in its charter)


                Delaware                              To be applied
     -------------------------------         -------------------------------
     (State or other jurisdiction of         (I.R.S. Employer Identification
      incorporation or organization)          No.


         2000 Hamilton Street, #520, Philadelphia, PA             19130
         --------------------------------------------           ----------
           (Address of principal executive offices)             (Zip Code)


                   Issuer's telephone number (215) 893-3662


          Securities to be registered under Section 12(b) of the Act.


           Title of each class               Name of each exchange on which
           To be so registered               each class is to be registered

     -------------------------------         -------------------------------


          Securities to be registered under Section 12(g) of the Act.

                                 Common Stock
                          $0.0001 par value per share
                          ---------------------------
                               (Title of Class)

                         HERITAGE CAPITAL GROUP, INC.
                                  FORM 10-SB


                               TABLE OF CONTENTS

PART I........................................................................3
ITEM 1.  DESCRIPTION OF BUSINESS..............................................3
ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION............8
ITEM 3.  DESCRIPTION OF PROPERTY.............................................14
ITEM 4.  SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT....14
ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.....14
ITEM 6.  EXECUTIVE COMPENSATION..............................................15
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS......................15
ITEM 8.  DESCRIPTION OF SECURITIES...........................................16
PART II......................................................................18
ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS..................................................18
ITEM 2.  LEGAL PROCEEDINGS...................................................19
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.......................19
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.............................19
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS...........................19
PART F/S.....................................................................20
INDEPENDENT AUDITOR'S REPORT AND FINANCIAL STATEMENTS........................20
PART III.....................................................................32
ITEM 1.  INDEX TO EXHIBITS...................................................32
SIGNATURE....................................................................32

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                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

       Heritage Capital Group, Inc. (the "Company") was incorporated under the laws of the State of Delaware on June 17, 2003. The Company was formed specifically to be a "blank check" or "clean public shell" corporation, for the purpose of either merging with or acquiring an operating company with operating history and assets. The Company is a "clean public shell" because it has no operations to date and has no debt liabilities. The Company has not been involved in any bankruptcy, receivership or similar proceeding. The Company has not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business. The Company believes that an attraction of the Company as a merger partner or acquisition vehicle will be its status as a reporting company under the Securities Exchange Act of 1934 without any history of prior business failures, litigation or prior regulatory problems.

       The Company has been in the developmental stage since inception and has conducted virtually no business operations, other than organizational activities and preparation of this registration statement on Form 10SB/12g. The Company has no full-time employees and owns no real estate or personal property.

       The executive offices of the Company are located at 2000 Hamilton Street, # 520, Philadelphia, PA 19130. Its telephone number is (215) 893-3662. The Company's sole officer and the sole director is Mr. William Tay. Mr. Tay was the original incorporator of the Company.

       The Company is voluntarily filing this registration statement on Form 10-SB in order to become a 12(g) registered company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a "reporting company," the Company may be more attractive to a private acquisition target because its common stock shares may thereby be quoted on the OTC Bulletin Board.

       As a result of filing this registration statement, the Company is obligated to file with the Securities and Exchange Commission (the "Commission") certain interim and periodic reports including an annual report containing audited financial statements. The Company anticipates that it will continue to file such reports as required under the Exchange Act.

       The Company is a "blank check" company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has no capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

       After this registration statement is cleared by the Commission, the Company's officer and director intends to contact a number of registered broker-dealers to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. Business opportunities may also come to the Company's attention from various sources, including professional advisers such as attorneys and accountants, venture capitalists, and members of the financial community, and others who may present unsolicited proposals. If such person is not a registered broker-dealer, the Company will retain the professional services of a registered broker-dealer. All transactions in securities effected in connection with the business plan of the Company as described in this registration statement will be conducted through or effected by a registered broker-dealer. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given that no funds are available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

       To date the Company has not identified any business opportunity that it plans to pursue, and nor has the Company's officer, director, promoter, affiliate, or associates had any preliminary contact or discussion with any

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specific candidate for acquisition.  There are no proposals, arrangements, or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition transaction. In addition, as of the date of this registration statement, the Company has not, directly or indirectly, including through Mr. Tay, entered into any arrangements or agreements, preliminary or otherwise, with a registered broker-dealer. There can be no assurance that the Company's proposed plan of operation will be successful.

       The proposed business activities described herein classify the Company as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. The Company does not intend to undertake any offering of the Company's securities either debt or equity, until such time as the Company has successfully implemented its business plan described herein. The Company will not undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan and it is no longer classified as a blank check company. The Company has no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Further, Mr. Tay, the Company's sole officer, director and the sole shareholder, has expressed his intention not to sell his respective shares of the Company's common stock except in connection with or following a business combination resulting in the Company no longer being classified as a blank check company.

       Mr. Tay or any of the companies he directly or indirectly owns, has not entered into any arrangements, agreements (including derivative agreements), or contracts that give or will give anyone else an interest in the Company. Mr. Tay has not used the shares of these companies to secure a loan.

       The Company's plans are in the conceptual stage only. There is no relationship between the particular name of the Company and the Company's intended business plan. If successful in completing a merger or acquisition, the Company expects that it would change its name to reflect the marketing goals of the business combination.

GLOSSARY

"Blank Check" Company

       As used herein, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Business Combination

       Normally a merger, stock-for-stock exchange or stock-for-assets exchange between the Registrant and a target company.

The Company or the Registrant

       The corporation whose common stock is the subject of this Registration Statement.

Exchange Act

       The Securities Exchange Act of 1934, as amended.

Penny Stock

       Security as defined in Rule 3a51-1 of the Exchange Act, a "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act) (v) that is registered on a national securities exchange (vi) that is authorized for

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quotation on the Nasdaq Stock Market,  unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Securities Act

       The Securities Act of 1933, as amended.

RISK FACTORS

       The Company's business is subject to numerous risk factors, including the following:

       LIMITED OPERATING HISTORY AND DEVELOPMENT PERIOD MAKES POTENTIAL DIFFICULT TO ASSESS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no assets or financial resources. The Company will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

       THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company.

       ONLY ONE DIRECTOR AND OFFICER. Because management consists of only one person, while seeking a business combination, William Tay, the president of the Company, will be the only person responsible in conducting the day-to-day operations of the Company. The Company does not benefit from multiple judgments that a greater number of directors or officers would provide, and the Company will rely completely on the judgment of its one officer and director when selecting a target company. Mr. Tay anticipates devoting only a limited amount of time per month to the business of the Company and does not anticipate commencing any services until after this registration statement has been cleared by the Commission. Mr. Tay has not entered into a written employment agreement with the Company and he is not expected to do so. The Company has not obtained key man life insurance on Mr. Tay. The loss of the services of Mr. Tay would adversely affect development of the Company's business and its likelihood of continuing operations.

       CONFLICTS OF INTEREST. Certain conflicts of interest exist between the Company and William Tay, the Company's sole officer and director. Mr. Tay has other business interests to which he currently devotes attention, and is expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through his exercise of judgment in a manner which is consistent with fiduciary duties to the Company. Mr. Tay may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's current and future officers or directors are involved in the management of any company with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management served as officers, directors or partners, or in which they or their family members own or hold any ownership interest. The Company has established

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
no other binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

       REGULATIONS OF PENNY STOCKS. The Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rule 3a51-1 and Rules 15g-1 through 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules (as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, largely traded in the NASD's OTC Bulletin Board or the "Pink Sheets"), the rules would apply to the Company and to its securities.

       The Commission has adopted Rule 15g-9 which established sales practice requirements for certain low price securities. Unless the transaction is exempt, it shall be unlawful for a broker or dealer to sell a penny stock to, or to effect the purchase of a penny stock by, any person unless prior to the transaction: (i) the broker or dealer has approved the person's account for transactions in penny stock pursuant to this rule and (ii) the broker or dealer has received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stock, the broker or dealer must: (a) obtain from the person information concerning the person's financial situation, investment experience, and investment objectives; (b) reasonably determine that transactions in penny stock are suitable for that person, and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stock; (c) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination (i) stating in a highlighted format that it is unlawful for the broker or dealer to affect a transaction in penny stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and (ii) stating in a highlighted format immediately preceding the customer signature line that (iii) the broker or dealer is required to provide the person with the written statement; and (iv) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience, and investment objectives; and (d) receive from the person a manually signed and dated copy of the written statement. It is also required that disclosure be made as to the risks of investing in penny stock and the commissions payable to the broker-dealer, as well as current price quotations and the remedies and rights available in cases of fraud in penny stock transactions. Statements, on a monthly basis, must be sent to the investor listing recent prices for the Penny Stock and information on the limited market.

       Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

       THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business

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combination.  Moreover, the Company will also compete in seeking merger or acquisition candidates with other public "blank check" companies, some of which may also have funds available for use by an acquisition candidate.

       REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Pursuant to the requirements of Section 13 of the Exchange Act, the Company is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to the Company at the time of effecting a business combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for the Company.

       LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

       REGULATION UNDER INVESTMENT COMPANY ACT. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

       PROBABLE CHANGE IN CONTROL AND MANAGEMENT. In conjunction with completion of a business acquisition, it is anticipated that the Company will issue an amount of the Company's authorized but unissued common stock that represents the greater majority of the voting power and equity of the Company, which will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of the business combination agreement, the current shareholder of the Company may agree to sell or transfer all or a portion of the Company's common stock he owns so to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

       POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the Company's common stock may increase or decrease, perhaps significantly.

       NO PUBLIC MARKET EXISTS. There is currently no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in theses securities,

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the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Moreover, many lending institutions will not permit the use of such securities as collateral for any loans.

       RULE 144 SALES. All of the presently outstanding shares of the Company's common stock are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144. However, it is the position of the Commission that securities issued by a "blank check" company cannot be resold under Rule 144, regardless of technical compliance with that rule, but must be registered under the Securities Act. Accordingly, none of the shares held by the present shareholder of the Company may be resold under Rule 144, but may only be sold pursuant to an effective registration statement under the Securities Act. A sale pursuant to subsequent registration statement of common stock of the present shareholder may have a depressive effect upon the price of the common stock in any market that may develop.

       BLUE SKY RESTRICTIONS. Transferability of the shares of the Company's common stock is very limited because a significant number of states have enacted regulations or "blue sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies such as the Company within that state. Moreover, many states, while not specifically prohibiting or restricting "blank check" companies, would not register the securities of the Company for sale or resale in their states. The Company has no plan to register any securities of the Company with any state. To ensure that any state laws are not violated through the resale of the securities of the Company, the Company will refuse to register the transfer of any securities of the Company, to residents of any state, which prohibit such resale or if no exemption is available for such resale. It is not anticipated that a secondary trading market for the Company's securities will develop in any state until subsequent to consummation of a business combination, if at all.

       ADDITIONAL RISKS - DOING BUSINESS IN A FOREIGN COUNTRY. The Company may effectuate a business combination with a merger target whose business operations or even headquarters, place of formation or primary place of business are located outside the United States of America. In such event, the Company may face the significant additional risks associated with doing business in that country. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers that may make it difficult to evaluate such a merger target, ongoing business risks result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability that may be exacerbated in various foreign countries.

       TAXATION.   Federal and state tax consequences will, in all likelihood, be major considerations in any business combination that the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

       The Company's purpose is to seek, investigate and, if such investigation warrants, merge or acquire an interest in business opportunities presented to it by persons or companies who or which desire to seek the perceived advantages of a Securities Exchange Act of 1934 registered corporation. As of the date of this registration statement, the Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition, and neither the Company's officer and director nor any promoter and affiliate has engaged in any negotiations with any representatives of the owners of any

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business or company regarding the possibility of a merger or acquisition between the Company and such other company.

MANAGEMENT

       The Company is in the development stage and currently has no full-time employees. Mr. William Tay is the Company's sole officer, director, and the sole shareholder. All references herein to management of the Company are to Mr. Tay. Mr. Tay, as president of the Company, has agreed to allocate a limited portion of his time to the activities of the Company after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Tay and the potential demands of the Company's activities. See Item 7, "Certain Relationships and Related Transactions - Conflicts of Interest."

       The amount of time spent by Mr. Tay on the activities of the Company is not predictable. Such time may vary widely from an extensive amount when reviewing a target company to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict with any precision the exact amount of time Mr. Tay will actually be required to spend to locate a suitable target company. Mr. Tay estimates that the business plan of the Company can be implemented by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

SEARCH FOR BUSINESS OPPORTUNITIES

       The Company's search will be directed toward small and medium-sized enterprises, which have a desire to become reporting corporations and which are able to provide audited financial statements. The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, and no assurance can be given that any acquisition, which does occur, will be on terms that are favorable to the Company or its current stockholder.

       After this registration statement is cleared by the Commission, the Company's officer and director intends to contact a number of registered broker-dealers to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with us. Business opportunities may also come to the Company's attention from various sources, including professional advisers such as attorneys and accountants, venture capitalists, members of the financial community, and others who may present unsolicited proposals. If such person is not a registered broker-dealer, the Company will retain the professional services of a registered broker-dealer. All transactions in securities effected in connection with the business plan of the Company as described in this registration statement will be conducted through or effected by a registered broker-dealer.

       In selecting the services of a registered broker-dealer, the Company would consider the years such broker-dealer had been in the business, its rate of success in matching target companies with acquiring companies, and the form and amount of compensation required by the broker-dealer. Such broker-dealer shall have necessary state and federal licenses and registered with the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers ("NASD"), and the Securities Investor Protection Corp. ("SIPC"). The Company expects the broker-dealer retained would participate in all the important parts of securities transactions of the Company, including solicitation, negotiation, and execution of the transactions, and would effect all securities transactions in connection with the Company's business plan as described in this registration statement.

       As to date there have been no discussions, agreements or understandings with any broker-dealers regarding the Company's search for business opportunities. Management of the Company is not affiliated with any broker-

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dealers, and has not in the past retained a broker-dealer to search for business opportunities.

       In the event of a successful acquisition or merger, the Company may pay a finder's fee, in the form of cash or common stock in the merged entity retained by the Company, to registered broker-dealers instrumental in facilitating the transaction. The amount of any finder's fee will be subject to negotiation, and cannot be estimated at this time, but is expected to be comparable to consideration normally paid in like transactions. Management believes that such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Any cash finder's fee earned will need to be paid by the prospective merger or acquisition candidate, as the Company has no cash assets with which to pay such obligation. Any finder retained by the Company will be a registered broker-dealer. The registered broker-dealers will be compensated solely in accordance with the NASD regulations. No fees of any kind will be paid to the promoter and management of the Company or to its associates or affiliates by the Company.

       The Company may merge with a company that has retained one or more consultants or outside advisors. In that situation, the Company expects that the business opportunity will compensate the consultant or outside advisor. As of the date of this filing, there have been no discussions, agreements or understandings with any registered broker-dealers or with any representatives of the owners of any business or company regarding the possibility of a merger or acquisition between the Company and such other company. Consequently, the Company is unable to predict how the amount of such compensation be calculated at this time. It is anticipated that any finder that the target company retains would be a registered broker-dealer. Mr. Tay, any of his associates, will not receive any such compensation from the target company.

       The Company will not restrict its search to any specific kind of firm, but may acquire a venture which is in its preliminary or development stage, one which is already in operation, or in a more mature stage of its corporate existence. The acquired business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated the merger or acquisition transaction. There are no loan arrangements or arrangements for any financing whatsoever relating to any business opportunities.

EVALUATION OF BUSINESS OPPORTUNITIES

       The analysis of business opportunities will be under the supervision of the Company's sole officer and director, who is not a professional business analyst. In analyzing prospective business opportunities, management will consider such matters as available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable, but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of a variety of factors, including, but not limited to, the possible need to expand substantially, shift marketing approaches, change product emphasis, change or substantially augment management, raise capital and the like.

       Management intends to meet personally with management and key personnel of the target business entity as part of its investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors.

       Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing as much relevant information as possible. Including, but not limited to, such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during the relevant periods; a description of present and required facilities;, an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available at that time, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced within a required period of time; and the like.

       The Company will be subject to the reporting requirements of the Exchange Act 60 days after filing the initial registration statement on Form 10-SB. Under the Exchange Act, any merger or acquisition candidate will become subject to the same reporting requirements of the Exchange Act as the Company following consummation of any merger or acquisition. Thus, in the event the Company successfully completes the acquisition of or merger with an operating business entity, that business entity must provide audited financial statements for at least two most recent fiscal years or, in the event the business entity has been in business for less than two years, audited financial statements will be required from the period of inception. Acquisition candidates that do not have or are unable to obtain the required audited statements may not be considered appropriate for acquisition. The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a required period of time after closing of the proposed transaction. The audited financial statements of the acquired company must be furnished within 75 days following the effective date of a business combination.

       When a non-reporting company becomes the successor of a reporting company by merger, consolidation, exchange of securities, and acquisition of assets or otherwise, the successor company is required to provide in a Form 8-K12G3 current report the same kind of information that would appear in a registration statement, including audited and pro forma financial statements. The Commission treats these Form 8-K12G3 filings in the same way it treats the registration statements on Form 10-SB filings. The Commission subjects them to its standards of review selection, and the Commission may issue substantive comments on the sufficiency of the disclosures represented. If the Company enters into a business combination with a non-reporting company, such non-reporting company will not receive reporting status until the Commission has determined that it will not review the 8-K12G3 filing or all of the comments have been cleared by the Commission.

       Management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current stockholders, acquisition candidates which have long-term plans for raising capital through public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates, who have a need for an immediate cash infusion, are not likely to find a potential business combination with the Company to be an attractive alternative. Nevertheless, the Company has not conducted market research and is not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

       The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more. There can also be no assurances that we are able to successfully pursue a business opportunity. In that event, there is a substantial risk to the Company that failure to complete a business combination will significantly restrict its business operation and force management to cease operations and liquidate the Company.

ACQUISITION OF A BUSINESS OPPORTUNITY

       In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another entity. It may also acquire stock or assets of an existing business. In connection with a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal stockholder of the Company by the acquiring entity or its affiliates, and accordingly, the shareholders of the target company, typically, become the majority of the shareholders of the combined company, the board of directors and officers of the target company become the new board and officers of the combined company and often the name of the target company becomes the name of the combined company. There are currently no arrangements that would result in a change of control of the Company.

       It is anticipated that any securities issued as a result of consummation of a business combination will be issued in reliance upon one or more exemptions from registration under applicable federal and state securities laws to the extent that such exemptions are available. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market may have a depressive effect on the market value of the Company's securities in the future if such a market develops, of which there is no assurance. There have been no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities.

       While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended. In order to obtain tax-free treatment, it may be necessary for the owners of the surviving entity to own 80% or more of the voting stock of the surviving entity. In this event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders. However, treatment as a tax-free reorganization will not be a condition of any future business combination and if it is not the case, the Company will not obtain an opinion of counsel that the reorganization will be tax free.

       With respect to any merger or acquisition, negotiations with target company management are expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's only shareholder will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholder at such time.

       The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

       It is anticipated that the Company will not be able to diversify, but will essentially be limited to the acquisition of one business opportunity because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

       There are no present plans, proposals, arrangements or understandings to offer the shares of the post-merger companies to third parties if any mergers occur, and there is no a marketing plan to distribute the shares of the post-merger companies to third parties. Mr. Tay has not had any preliminarily contact, agreements or understandings with anyone to help sell these shares.

       The Company intends to seek to carry out its business plan as discussed herein. In order to do so, the Company needs to pay ongoing expenses, including particularly legal and accounting fees incurred in conjunction with preparation and filing of this registration statement, and in conjunction with future compliance with its on-going reporting obligations. Because the Company has no capital with which to pay these anticipated expenses, Mr. Tay, the sole shareholder of the Company, has agreed that he will, on behalf of the Company, pay all expenses of the Company as they may be incurred with his personal funds. Such payments will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such expenses. There is no minimum or maximum amount Mr. Tay will pay on behalf of the Company. Mr. Tay has agreed to continue to pay those expenses until the Company completes a business combination. Should, Mr. Tay fail to pay such expenses, the Company has not identified any alternative sources, there is substantial doubt about the Company's ability to continue as a going concern. The Company currently does not intend to raise funds, either debt or equity, from investors while the Company is a blank check company, and the Company will not borrow any funds to make any payments to the Company's promoter, management or his affiliates or associates.

       The Company does not intend to make any loans to any prospective merger or acquisition candidates or unaffiliated third parties. The Company has adopted a policy that it will not seek an acquisition or merger with any entity in which the Company's officer, director, and controlling shareholder or any affiliate or associate serves as an officer or director or holds any ownership interest.

INVESTMENT COMPANY ACT OF 1940

       Although the Company is subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be primarily engaged in the business of investing or trading in securities. In the event the Company engages in a business combination which results in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

       As the controlling shareholder of the Company, Mr. William Tay may participate in a business opportunity by purchasing, holding or selling the securities of such business. Mr. Tay does not, however, intend to engage primarily in such activities. Specifically, Mr. Tay intends to conduct his activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940, as amended, and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Company Act, and the regulations promulgated thereunder.

       Section 3(a) of the Investment Company Act contains the definition of an "investment company," excluding any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (exclusive of government securities and cash items). Management of the Company believes that it is not deemed to be an investment company insofar as the Company will not be primarily engaged in the business of investing or trading in securities.

ITEM 3.  DESCRIPTION OF PROPERTY

       The Company has no properties and at this time has no agreements to acquire any properties. The Company currently maintains a mailing address at the office of its president, William Tay, located at 2000 Hamilton Street, #520, Philadelphia, PA 19130. The Company pays no rent or other fees for the use of this office spaces. The president of the Company has agreed to continue this arrangement until the Company completes a business combination. The Company does not believe that presently it will need to maintain an office in order to carry out its plan of operations described herein.

ITEM 4.  SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       As of the date of this registration statement, there are 21,840,000 shares of the Company's common stock, par value $0.0001 per share, issued and outstanding. The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock; (ii) by each director and executive officer of the Company; and (iii) by all executive officer and directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to the shares beneficially owned.

                 NAME AND ADDRESS OF              AMOUNT OF BENEFICIAL   PERCENTAGE OF
TITLE OF CLASS   BENEFICIAL OWNER                 OWNERSHIP              CLASS
--------------   ------------------------------   --------------------   -------------
Common Stock     William Tay (1)                       21,840,000             100%
                 2000 Hamilton Street, #520
                 Philadelphia, PA 19130

Common Stock     All Executive Officers and
                 Directors as a Group (1 person)       21,840,000             100%

   (1) Mr. Tay is the sole officer, director, and shareholder of Heritage Capital Group, Inc.

       The Company currently has no non-voting securities or other securities outstanding, and there are no contracts or other arrangements that could result in a change of control of the Company.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

       The names, ages and positions of the Company's directors and executive officers are as follows:

NAME          AGE   POSITIONS AND OFFICES HELD
-----------   ---   --------------------------------------------
William Tay   33    President, Secretary, Treasurer and Director

WORK EXPERIENCE

William Tay, Director, President, CEO/CFO, Secretary

       Mr. Tay has served as the Company's director, president, and secretary since inception, and will serve on the board until the next annual shareholders' meeting of the Company or until a successor is elected. There are no agreements or understandings for the officer and director to resign at the request of another person, and the above-named officer and director is not acting on behalf of, nor will act at the direction of, any other person.

       Set forth below is the name of the sole director and officer of the Company, all positions and offices with the Company held, the period during which he has served as such, and his business experience during at least the last five years:

       William Tay has been Heritage Capital Group, Inc. President, Chief Executive Officer, Chief Financial Officer and Director since its inception. For the past five years, he has been a business consultant, specializing in corporate and securities consulting services for small to medium sized entrepreneurial companies. Mr. Tay is also the sole partner and owner of Voorhees Acquisition Corp. which is an investment holding company which Mr. Tay owns to manage his investments. Prior to that, Mr. Tay was a licensed National Association of Securities Dealers (NASD) Series 7 Registered Representative or stockbroker.

       Mr. Tay has not involved in any legal proceedings as described in Item 401 of Regulation S-B.

PREVIOUS BLANK CHECK COMPANIES

       The Company's promoter and management has never been involved in any blank check or blind pool offerings to the public but is involved in developing blank check and shell companies for sale to or acquisition by target companies.

       The following chart summarizes certain information concerning blank check companies with which Mr. Tay is or has been involved which filed a registration statement on Form 10-SB.


Corporation                            Registration Form                   Status
-----------                            -----------------                   ------
Anacott Capital Corp.                  Filed on April 23, 2001             To date no merger has been effectuated
                                       000-32581                           and the Company's shares are not
                                                                           available on any public market. Mr. Tay
                                                                           is no longer an officer and director of
                                                                           the Company since September 27, 2002.

Bluestar Enterprises, Inc.             Filed on April 23, 2001             To date no merger has been effectuated
                                       000-32579                           and the Company's shares are not
                                                                           available on any public market. Mr. Tay
                                                                           is no longer an officer and director of
                                                                           the Company since September 19, 2002.

Breakthrough Technology Partners       Filed on September 5, 2000          Effective December 18, 2002, the
I, Inc.                                000-31451                           Company reincorporated in the State of
                                                                           Nevada under the name California Clean
                                                                           Air, Inc. pursuant to an Agreement and
                                                                           Plan of Merger. The sole purpose for
                                                                           the merger was to change the Company's
                                                                           legal domicile from Delaware to Nevada.
                                                                           The Company is in the business of
                                                                           owning and operating "test-only"
                                                                           vehicle emissions inspection facilities
                                                                           under the Smog Check II program adopted
                                                                           in the State of California. The
                                                                           Company's shares are not available on
                                                                           any public market. Mr. Tay is no longer
                                                                           an officer and director of the Company
                                                                           since March 19, 2001.

Discovery Capital Funding Corp.        Filed on September 5, 2000          Pursuant to an Agreement and Plan of
                                       000-31453                           Reorganization dated March 1, 2001, the
                                                                           Company acquired BiLogic, Inc., a
                                                                           Delaware corporation. Through Bilogic,
                                                                           the Company's business plan was to
                                                                           develop patient medical records systems
                                                                           as an application service provider. The
                                                                           Company's shares are not available on
                                                                           any public market. Mr. Tay is no longer
                                                                           an officer and director of the Company
                                                                           since March 1, 2001.

Internet Capital Venture &             Filed on September 5, 2000          Pursuant to an Agreement and Plan of
Assoc., Inc.                           000-31455                           Reorganization dated June 4, 2001, the
                                                                           Company acquired Omnicast Media Group
                                                                           Corp., a Delaware corporation. Through
                                                                           Omnicast, the Company's business plan
                                                                           was to develop a classic rock radio,
                                                                           classic rock television network and a
                                                                           classic rock internet network. The
                                                                           Company's shares are not available on
                                                                           any public market. Mr. Tay is no longer
                                                                           an officer and director of the Company
                                                                           since June 18, 2001.

Millennium Capital Venture             Filed on September 5, 2000          At present, Millennium's only asset is
Holdings, Inc.                         000-31457                           the ownership of an operating
                                                                           subsidiary, Mada Multimedia Inc., a
                                                                           private Quebec corporation. On March
                                                                           24, 2003, Millennium acquired all of
                                                                           the issued and outstanding shares of
                                                                           Mada, which specializes in the
                                                                           conception, production and marketing
                                                                           of multimedia applications in the
                                                                           financial education sector. The
                                                                           Company's shares are not available on
                                                                           any public market. Mr. Tay is no longer
                                                                           an officer and director of the Company
                                                                           since June 27, 2001.

Netcentral Capital Fund, Inc.          Filed on September 5, 2000          On March 22, 2001 the Company merged
                                       000-31459                           with Valesc Inc., a New Jersey
                                                                           corporation. Valesc is a holding company
                                                                           for contract sales organizations in the
                                                                           orthopedic care and surgical products
                                                                           area. The Company's shares trades on the
                                                                           pink sheets under the symbol VLSH. Mr.
                                                                           Tay is no longer an officer and director
                                                                           of the Company since March 22, 2001.

Prosperity Partners, Inc.              Filed on April 23, 2001             The Company business plan is to develop
                                       000-32577                           a non-toxic, biodegradable material used
                                                                           primarily in the food packaging industry.
                                                                           The Company's shares are not available
                                                                           on any public market. Mr. Tay is no
                                                                           longer an officer and director of the
                                                                           Company since August 26, 2002.

Teldar Financial, Inc.                 Filed on April 23, 2001             To date no merger has been effectuated
                                       000-32575                           and the Company's shares are not
                                                                           available on any public market. Mr. Tay
                                                                           is no longer an officer and director of
                                                                           the Company since January 11, 2002.

Thunor International, Inc.             Filed on April 23, 2001             To date no merger has been effectuated
                                       000-32573                           and the Company's shares are not
                                                                           available on any public market. Mr. Tay
                                                                           is no longer an officer and director of
                                                                           the Company since March 29, 2002.

Universal Equity Partners, Inc.        Filed on April 23, 2001             To date no merger has been effectuated
                                       000-32583                           and the Company's shares are not
                                                                           available on any public market. Mr. Tay
                                                                           is no longer an officer and director of
                                                                           the Company since January 21, 2002.

Webtech International Investors        Filed on September 5, 2000          Pursuant to an Agreement and Plan of
Group, Inc.                            000-31461                           Reorganization dated April 17, 2001, the
                                                                           Company acquired DT Solutions, Inc., a
                                                                           Georgia corporation. DT Solutions was
                                                                           formed to provide outsourced technology
                                                                           services to third-parties through
                                                                           certified independent contractors and
                                                                           contract employee programs. The Company's
                                                                           shares are not available on any public
                                                                           market. Mr. Tay is no longer an officer
                                                                           and director of the Company since April
                                                                           30, 2001.

INVOLVEMENT ON CERTAIN MATERIAL LEGAL PROCEEDINGS DURING THE LAST FIVE YEARS

       (1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations or is subject to any pending criminal proceeding.

       (2) No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

       (3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

       (4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

ITEM 6.  EXECUTIVE COMPENSATION

       The Company's officer and director does not receive any compensation for his services rendered to the Company since inception, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. The Company has no retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of directors, officers, or other employees.

       The officer and director of the Company will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined herein.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       On June 17, 2003 (inception), the Company issued 21,840,000 restricted shares of its common stock to Mr. Tay in exchange for his services in developing our business concept and plan. All shares were considered issued at their par value. See Item 4, "Recent Sales of Unregistered Securities." Mr. Tay, the sole officer and director of the Company, is the sole shareholder of Heritage Capital Group, Inc. With respect to the sales made to Mr. Tay, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). Such security holder cannot rely on Rule 144 for resale transactions and therefore can only be resold through Registration under the Securities Act.

       The Company currently uses space provided by Mr. Tay, for which the Company pays no rent, and for which Mr. Tay has agreed to continue this arrangement until the Company completes a business combination. See "Item 3. Description of Property."

       Other than described above, there have been no transactions that are required to be disclosed pursuant to Item 404 of Regulation S-B.

CONFLICTS OF INTEREST

       The Company's proposed business raises potential conflicts of interest between the Company and Mr. Tay, the Company's sole officer and director. Mr. Tay has other business interests to which he currently devotes attention, and is expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through his exercise of judgment in a manner which is consistent with his fiduciary duties to the Company. Mr. Tay intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Tay would not attend to other matters prior to those of the Company. Mr. Tay estimates that the business plan of the Company can be implemented in theory by devoting approximately 15 to 20 hours per month over the course of several months but such figure cannot be stated with precision.

       The terms of business combination may include such terms as Mr. Tay remaining a director or officer of the Company and/or the continuing work of the Company being handled by Mr. Tay as a director. The terms of a business combination may provide for a payment by cash or otherwise to Mr. Tay for the purchase or retirement of all or part of his common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Tay would directly benefit from such employment or payment. Such benefits may influence Mr. Tay's choice of a target company.

       Management will not enter into a business combination, or acquire any assets of any kind for the Company's securities, in which the Company's management or any affiliates or associates have a greater than 10% interest, direct or indirect.

       There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to us. However, any attempt by stockholder to enforce a liability of management to us would most likely be prohibitively expensive and time consuming.

       Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's current and future officers or directors are involved in the management of any company with which the Company transacts business. The Company has adopted a policy that the Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect. The Company has established no other binding guidelines or procedures for resolving potential conflicts of interest. Accordingly, the Company's officer will be required to use their discretion to resolve them in a manner which he considers appropriate. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

       Other than described above, there have been no transactions that are required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8.  DESCRIPTION OF SECURITIES

       The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.0001 per share, of which there are 21,840,000 issued and outstanding and 20,000,000 shares of preferred stock, par value $0.0001 per share, of which none have been designated or issued. The following summarized the important provisions of the Company's capital stock. For more information about the Company's capital stock, please see the copy of our articles of incorporation and bylaws that have been filed as exhibits to this registration statement of which this prospectus is a part.

COMMON STOCK

       Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

       Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

       The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to neither issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

       The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. We have no present plans to issue any preferred stock.

DIVIDENDS

       Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, and accordingly the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

       The Company presently has 21,840,000 shares of common stock issued and outstanding, all of which are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. The Commission has concluded that Rule 144 is not available for resale transactions for securities issued by blank check companies and, consequently, the resale of such securities cannot occur without registration under the Securities Act. Further, promoters and affiliates of a blank check company and their transferees would be considered "underwriters" under the Securities Act of 1933 when reselling the securities of a blank check company. The Commission also states that these securities can only be resold through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. This requirement, however, may not apply to transactions not involving the blank check company's promoters, affiliates or their transferees. As a result of the foregoing, the Company's current shareholder will not be able to rely on the provisions of Rule 144. He will instead be required to file a registration statement under Securities Act of 1933 in order to complete any public sales of his shares. Further information may be found in the NASD Notice to Members 00-49.

       Following a business combination, the Company may apply for quotation of its securities on the OTC Bulletin Board. To qualify for quotation of its securities on the OTC Bulletin Board, an equity security must have at least one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for the quotation on the OTC Bulletin Board. There have been no preliminary discussions, understandings or agreements between the Company and any broker-dealer that would enable the broker-dealer to act as a market maker for the Company's securities in the future.

RULE 504 OF REGULATION D

       The Commission is of the opinion that Rule 504 of Regulation D regarding exemption for limited offerings and sales of securities not exceeding $1,000,000 is not available to blank check companies.

TRANSFER AGENT

       It is anticipated that the Company will act as its own transfer agent for the common stock of the Company, until a merger candidate can be identified.


                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET PRICE

       There is no trading market for the Company's common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop, or if developed, will be sustained.

       The proposed business activities described herein classify the Company as a "blank check" company. A blank check company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Therefore, management will not undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities.

OPTIONS, WARRANTS, ETC.

       There are no outstanding options or warrants to purchase, nor any securities convertible into, the Company's common shares. Additionally, there are no shares that could be sold pursuant to Rule 144 under the Securities Act or that the Company has agreed to register under the Securities Act for sale by security holders. Further, there are no common shares of the Company being, or proposed to be, publicly offered by the Company.

HOLDERS

       There is one (1) holder of the Company's common stock. The issued and outstanding shares of the Company's common stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933, as amended. Such security holder cannot rely on Rule 144 for resale transactions and therefore can only be resold through Registration under the Securities Act.

DIVIDENDS

       The Company has not paid any dividends to date, and has no plans to do so in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

       The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

       The Company has not changed accountants since its formation and there are no disagreements with accountants on accounting or financial disclosure matters.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

       During the three years preceding the filing of this Form 10-SB, the Registrant has issued securities without registration under the Securities Act on the terms and circumstances described in the following paragraphs:

       In connection with the Company's organization, on June 17, 2003, Mr. William Tay was issued 21,840,000 shares of restricted common stock in exchange for his services in developing our business concept and plan. The shares were issued at $0.0001 per share, which the Company believes represents the fair value of the services performed by Mr. Tay.

       The foregoing purchase and sale to this sophisticated person (officer and director) who had superior access to all corporate and financial information were exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) on the basis that the transaction did not involve a public offering.

       On January 21, 2000, Richard K. Wulff, Chief of Office of Small Business Operations at the Securities and Exchange Commission issued an interpretive letter to the NASD Regulation, Inc., in which he opinioned as follows:

       "It is our view that, both before and after the business combination or transaction with an operating entity or other person, the promoters or affiliates of blank check companies, as well as their transferees, are "underwriters" of the securities issued. Accordingly, we are also of the view that the securities involved can only be resold through registration under the Securities Act. Similarly, Rule 144 would not be available for resale transactions in this situation, regardless of technical compliance with that rule, because these resale transactions appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act."

       This interpretation also states that securities held by officers, directors, promoters, and affiliates can only be resold through registration under the Securities Act. This also includes those shares obtained prior to the filing of the current registration statement.

       As a result of the foregoing, the Company's current shareholder will not be able to rely on the provisions of Rule 144. He will instead be required to file a registration statement under Securities Act of 1933 in order to complete any public sales of his shares.

       The purchaser listed above represented his intention to acquire the securities for investment only and not with a view toward distribution.

       The Company has never utilized an underwriter for an offering of the Company's securities, and there were no underwriting discounts or commissions involved. Other than the securities described above, the Company has not issued or sold any securities.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation contains such a provision.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling our Company pursuant to the foregoing provisions, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.



                                   PART F/S

INDEPENDENT AUDITOR'S REPORT AND FINANCIAL STATEMENTS
                                                                             20

CHILD, SULLIVAN & COMPANY
A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS
1284 West Flint Meadow Drive, Suite D, Kaysville, UT 84037
Ph: 801-927-1337  Fax: 801-927-1344





                         Independent Auditors' Report


Board of Directors
Heritage Capital Group, Inc.
Philadelphia, PA

We have audited the accompanying balance sheet of Heritage Capital Group, Inc. as of April 30, 2004, and the related statements of operations, stockholder's equity and cash flows for the period from June 17, 2003 (inception) to April 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Capital Group, Inc. as of April 30, 2004, and the results of its operations and its cash flows for the period from June 17, 2003 (inception) to April 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is newly formed with, among other things, no significant operating revenues to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CHILD, SULLIVAN & COMPANY

Child, Sullivan & Company
Kaysville, Utah
June 2, 2004
                                                                             21

                          HERITAGE CAPITAL GROUP, INC.
                         (A Development Stage Company)
                                 Balance Sheet
                                April 30, 2004


                                    ASSETS
CURRENT ASSETS:

 Cash                                                                 $      -
                                                                      --------


TOTAL ASSETS                                                          $      -
                                                                      ========

                     LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

 Note payable - shareholder                                           $    184
                                                                      --------
     Total Current Liabilities                                             184
                                                                      --------
 Total Liabilities                                                    $    184


STOCKHOLDER'S EQUITY:

Common stock at $0.0001 par value; authorized
 100,000,000 shares; 21,840,000 shares issued
 and outstanding                                                         2,184
 Accumulated deficit                                                    (2,368)
                                                                      --------

     Total Stockholder's Equity                                           (184)
                                                                      --------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                            $      -
                                                                      ========


  The accompanying notes are an integral part of these financial statements.

                          HERITAGE CAPITAL GROUP, INC.
                         (A Development Stage Company)
                            Statement of Operations


                                                                 Period from
                                                                June 17, 2003
                                                                (inception) to
                                                                April 30, 2004
                                                                --------------
Revenue                                                          $          -
                                                                 ------------

General and administrative
 Organization and related expenses                                      2,368
                                                                 ------------
Net loss                                                         $     (2,368)
                                                                 ============

Basic and diluted loss per share                                 $      (0.00)
                                                                 ============
Weighted average number of common
 shares outstanding                                                21,840,000
                                                                 ============


  The accompanying notes are an integral part of these financial statements.

                          HERITAGE CAPITAL GROUP, INC.
                         (A Development Stage Company)
                            Statement of Cash Flows



                                                                 Period from
                                                                June 17, 2003
                                                                (inception) to
                                                                April 30, 2004
                                                                --------------
OPERATING ACTIVITIES:
Net loss                                                        $      (2,368)
Issuance of stock for services rendered                                 2,184
                                                                -------------
Net Cash Provided (used) by Operating Activities                         (184)

INVESTING ACTIVITIES:                                                       -

FINANCING ACTIVITIES:
Advances from stockholder                                                 184
                                                                 ------------
Net Cash Provided by Financing Activities                                 184

INCREASE IN CASH AND CASH EQUIVALENTS                                       -

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                            -
                                                                 ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                       $          -
                                                                 ============

NONCASH FINANCING AND INVESTING ACTIVITIES                       $          -
                                                                 ============

SUPPLEMENTAL SCHEDULE OF CASH FLOW ACTIVITIES:
Cash Paid For:
Interest                                                         $          -
                                                                 ============
Income taxes                                                     $          -
                                                                 ============


  The accompanying notes are an integral part of these financial statements.

                          HERITAGE CAPITAL GROUP, INC.
                         (A Development Stage Company)
                       Statement of Stockholder's Equity


                                             Common stock          Additional                     Total
                                            -----------------        Paid-in     Accumulated   Stockholder's
                                          Shares        Amount       Capital       deficit        Equity
                                      ------------- ------------- ------------- -------------  -------------
Inception (June 17, 2003)                         -    $        -    $        -   $         -   $          -

Common stock issued for services
 at $0.0001 per share, June 17,
 2003                                    21,840,000         2,184             -             -          2,184

Net loss                                                                               (2,368)        (2,368)
                                      ------------- ------------- ------------- -------------  -------------

Balance, April 30, 2004                  21,840,000    $    2,184    $        -   $    (2,368)          (184)
                                      ============= ============= ============= =============  =============



   The accompanying notes are an integral part of these financial statements

                          HERITAGE CAPITAL GROUP, INC.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                April 30, 2004


NOTE 1 -- ORGANIZATION

Heritage Capital Group, Inc. (the "Company") was incorporated under the laws of the State of Delaware on June 17, 2003 and has been inactive since inception. The Company intends to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - Development Stage Company

The Company has not earned any revenue from operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity and cash flows disclose activity since the date of the Company's inception.

A.  Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a fiscal year ending on December 31.

B.  Provision for Taxes

At April 30, 2004, the Company had net operating loss carryforwards of $2,368 that may be offset against future Federal taxable income through 2023. No tax benefit has been reported with respect to these net operating loss carryforwards in the accompanying financial statements because the Company believes that realization is not likely. Accordingly, the potential tax benefits of the net loss carryforwards are fully offset by a valuation allowance.

The income tax benefit differs from the amount computed at the federal statutory rates of approximately 35% as follows:

Income tax benefit at statutory rate    $      (830)
Valuation allowance                            (830)
                                        -----------
Total                                   $         -
                                        ===========

                          HERITAGE CAPITAL GROUP, INC.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                April 30, 2004


Deferred tax assets (liabilities) at April 30, 2004 are comprised of the following:

Net operating loss carryforwards        $       830
Valuation allowance                            (830)
                                        -----------
                Net                     $         -
                                        ===========

If substantial changes in the Company's ownership should occur, there would be an annual limitation of the amount of net operating loss carryforwards that could be utilized by the Company.

C.  Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

D.  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

If the Company is successful in raising funds and becoming a business development company, its principal estimates will involve the determination of the value of its portfolio companies.

The net asset value per share of our outstanding shares of common stock will be determined quarterly, as soon as practicable after, and as of the end of, each calendar quarter, by dividing the value of total assets minus total liabilities by the number of shares outstanding at the date as of which such determination is made.

In calculating the value of our total assets, we will value securities that are publicly traded at the closing price on the valuation date for exchange traded and NASDAQ listed securities or the average of the bid and asked prices for other securities. Debt and equity securities that are not publicly traded will be valued at fair value as determined in good faith by the valuation committee of our board of directors based on the recommendation by our investment adviser and under valuation guidelines adopted by our board of directors, and then approved by our entire board of directors. Initially, the fair value of these securities will be their original cost. Debt securities valued at cost would be revalued for significant events affecting the issuer's

                          HERITAGE CAPITAL GROUP, INC.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                April 30, 2004


performance and equity securities valued at cost would be revalued if significant developments or other factors affecting the investment provide a basis for valuing the security at a price other than cost, such as results of subsequent financing, the availability of market quotations, the portfolio company's operations and changes in market conditions.

For warrants, our cost usually will be a nominal amount, such as $.01 per share. Debt securities with remaining maturities of 60 days or less at the time of purchase will be valued at amortized cost. Debt securities which are publicly traded will be valued by using market quotations obtained from pricing services or dealers. Our valuation guidelines are subject to periodic review by our board of directors and may be revised in light of our experience, regulatory developments or otherwise.

Determination of fair values involves subjective judgment and estimates not susceptible to substantiation by auditing procedures. Accordingly, under current auditing standards, the notes to our financial statements will refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements.

E.  Basic Loss Per Common Share

Basic loss per common share has been calculated based on the weighted average number of shares outstanding during the period after giving retroactive effect to stock splits. There are no dilutive securities at April 30, 2004 for purposes of computing fully diluted earnings per share.

F.  Impact Of New Accounting Standards

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 62, Amendment of FASB Statement 13, and Technical Corrections" ("SFAS 145"). For most companies, SFAS 145 requires gains and losses from the extinguishment of debt to be classified as a component of income or loss from continuing operations. Prior to the issuance of SFAS 145, early debt extinguishments were required to be recognized as extraordinary items. SFAS 145 amended other previously issued statements and made numerous technical corrections. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Adoption of this standard has had no impact on the Company.

The FASB recently issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 nullifies the Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS 146 requires that a liability associated with an exit or disposal

                          HERITAGE CAPITAL GROUP, INC.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                April 30, 2004


activity be recognized when the liability is incurred while EITF Issue No. 94-3 recognized such liability at such time that an entity committed to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002 with early application encouraged.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure," which amends SFAS No. 123, Accounting for Stock Based Compensation.

SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. (Under the fair value based method, compensation cost for stock options is measured when options are issued.) In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the provision of this statement to have a significant impact on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation 45 requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The recognition requirement is effective for guarantees issued or modified after December 31, 2002. The Company has no obligations regarding Interpretation No. 45.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation 46 clarifies the

                          HERITAGE CAPITAL GROUP, INC.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                April 30, 2004


application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, and applies immediately to any variable interest entities created after January 31, 2003 and to variable interest entities in which an interest is obtained after that date. The Company holds no interest in variable interest entities.

NOTE 3 -- GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established any source of revenue to cover its operating costs. The Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines as a means of financing its operations. If the Company is unable to obtain revenue producing contracts or financing or if the revenue or financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

NOTE 4 - SHAREHOLDER'S EQUITY

On June 17, 2003, the Board of Directors issued 21,840,000 shares of common stock for $2,184 in services to the founding shareholders of the Company.

Common Stock

The holders of the Company's common stock:

- Have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

- Are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

- Do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

- Are entitled to one noncumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

                          HERITAGE CAPITAL GROUP, INC.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                April 30, 2004


The Company has authorized, but not issued, 20,000,000 shares of preferred stock at $.0001 per share. The board of directors has the authority to establish and fix the designation, powers, or preferences of preferred shares without further vote by the shareholders.

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
                                   PART III

ITEM 1.  INDEX TO EXHIBITS

       Copies of the following documents are filed with this Registration Statement on Form 10-SB as exhibits.

EXHIBIT NUMBER   DESCRIPTION
--------------   ---------------------------------------------------
3.1*             Certificate of Incorporation
3.2*             By-Laws
3.3*             Specimen of Certificate of Common Stock
23.1*            Consent of Independent Certified Public Accountants

* Previously filed on Form 10SB/12g dated June 25, 2004.



                                   SIGNATURE

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        HERITAGE CAPITAL GROUP, INC.



                                        /s/ William Tay
                                        ------------------------------------
Date: July 12, 2004                     By: William Tay
                                        Its: President, Secretary, Treasurer
                                        and Director


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